UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                               (Amendment No. 1)


                    Under the Securities Exchange Act of 1934

                         FIRSTPLUS FINANCIAL GROUP, INC
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   33763B103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        FPFX SHAREHOLDER VALUE COMMITTEE
                       c/o Danford L. Martin, 7 Egret Lane
                      Aliso Viejo, CA 92656 (949) 305-6544
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 27, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  33763B103

1)   NAME OF REPORTING PERSONS
     I.R.S. Identification Nos. of above persons (entities only).

     FPFX SHAREHOLDER VALUE COMMITTEE

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)      [X]
                                                           (b)      [_]

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                  PF

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Unincorporated entity, whose members reside in California, Florida, Washington, or New York

--------------------------------------------------------------------------------

                           7) SOLE VOTING POWER
NUMBER OF                             0
SHARES                     -----------------------------------------------------
BENEFICIALLY               8) SHARED VOTING POWER
OWNED BY                              3,627,555
EACH                       -----------------------------------------------------
REPORTING                  9) SOLE DISPOSITIVE POWER
PERSON                                0
WITH                       -----------------------------------------------------
                           10) SHARED DISPOSITIVE POWER
                                      3,627,555

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      3,627,555


--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [_]


--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      8.0%


--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                      OO

--------------------------------------------------------------------------------

CUSIP No.  33763B103

1)   NAME OF REPORTING PERSONS
     I.R.S. Identification Nos. of above persons (entities only).

     JAMES T. CAPRETZ

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)      [X]
                                                           (b)      [_]

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                  PF

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                                      USA


--------------------------------------------------------------------------------
                           7) SOLE VOTING POWER
NUMBER OF                             11,297
SHARES                     -----------------------------------------------------
BENEFICIALLY               8) SHARED VOTING POWER
OWNED BY                              3,627,555
EACH                       -----------------------------------------------------
REPORTING                  9) SOLE DISPOSITIVE POWER
PERSON                                11,297
WITH                       -----------------------------------------------------
                           10) SHARED DISPOSITIVE POWER
                                      3,627,555


--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      11,297

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [_]

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      0.02%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                      IN

--------------------------------------------------------------------------------

CUSIP No.  33763B103

1)   NAME OF REPORTING PERSONS
     I.R.S. Identification Nos. of above persons (entities only).

     ROBERT D. DAVIS

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)      [X]
                                                           (b)      [_]

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                  PF

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                                      USA


--------------------------------------------------------------------------------
                           7) SOLE VOTING POWER
NUMBER OF                             265,699
SHARES                     -----------------------------------------------------
BENEFICIALLY               8) SHARED VOTING POWER
OWNED BY                              3,627,555
EACH                       -----------------------------------------------------
REPORTING                  9) SOLE DISPOSITIVE POWER
PERSON                                265,699
WITH                       -----------------------------------------------------
                           10) SHARED DISPOSITIVE POWER
                                      3,627,555


--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      265,699

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [_]

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      0.6%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                      IN

--------------------------------------------------------------------------------

CUSIP No.  33763B103

1)   NAME OF REPORTING PERSONS
     I.R.S. Identification Nos. of above persons (entities only).

     GEORGE R. EBERTING

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)      [X]
                                                           (b)      [_]

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                  PF

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                                      USA


--------------------------------------------------------------------------------
                           7) SOLE VOTING POWER
NUMBER OF                             215,759
SHARES                     -----------------------------------------------------
BENEFICIALLY               8) SHARED VOTING POWER
OWNED BY                              3,627,555
EACH                       -----------------------------------------------------
REPORTING                  9) SOLE DISPOSITIVE POWER
PERSON                                215,759
WITH                       -----------------------------------------------------
                           10) SHARED DISPOSITIVE POWER
                                      3,627,555


--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      215,759

--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [_]

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      0.5%

--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                      IN

--------------------------------------------------------------------------------

CUSIP No.  33763B103

1)   NAME OF REPORTING PERSONS
     I.R.S. Identification Nos. of above persons (entities only).

     JAMES P. HANSON & RELATED ENTITIES

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)      [X]
                                                           (b)      [_]

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                  PF

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                                      USA


--------------------------------------------------------------------------------
              7) SOLE VOTING POWER
NUMBER OF            435,000 *
SHARES          *285,000  James P. and Kristy L. Hanson Living Trust
BENEFICIALLY      19,000  James P. Hanson SIMPLE IRA
OWNED BY          86,000  James P. Hanson Accountancy Corp. Profit Sharing Pl #1
EACH              45,000  James P. Hanson Accountancy
REPORTING     ------------------------------------------------------------------
PERSON        8) SHARED VOTING POWER
WITH                         3,627,555
              ------------------------------------------------------------------
              9) SOLE DISPOSITIVE POWER
                             435,000 *
              ------------------------------------------------------------------
              10) SHARED DISPOSITIVE POWER
                             3,627,555

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      435,000


--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [_]


--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      1.0%


--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                      IN

--------------------------------------------------------------------------------

CUSIP No.  33763B103

1)   NAME OF REPORTING PERSONS
     I.R.S. Identification Nos. of above persons (entities only).

     DANFORD L. MARTIN

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)      [X]
                                                           (b)      [_]

--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                  PF

------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
                                      USA


--------------------------------------------------------------------------------
                           7) SOLE VOTING POWER
NUMBER OF                             2,699,800
SHARES                        Includes 832,300 common shares held separately
BENEFICIALLY                  by Mr. Martin's wife
OWNED BY                   -----------------------------------------------------
EACH                       8) SHARED VOTING POWER
REPORTING                             3,627,555
PERSON                     -----------------------------------------------------
WITH                       9) SOLE DISPOSITIVE POWER
                                      2,699,800
                              Includes 832,300 common shares held separately
                              by Mr. Martin's wife
                           -----------------------------------------------------
                           10) SHARED DISPOSITIVE POWER
                                      3,627,555

--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      2,699,800
     Includes 832,300 common shares held separeately by Mr. Martin's wife


--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [_]


--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      6.0%


--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                      IN

--------------------------------------------------------------------------------

1.  Security and Issuer

         This statement relates to Common shares of FirstPlus Financial Group, Inc., which is located at 5100 N. O'Connor Blvd, 6th Floor, Irving, TX 75039.

2.  Identity and Background


         The FPFX Shareholder Value Committee (the "Committee) was established to nominate an opposing slate of Director Candidates for the upcoming Special Meeting of Stockholders of FirstPlus Financial Group, Inc. (the "Company), and to solicit stockholder votes and proxies. The Committee's primary contact and address is Danford L. Martin, 7 Egret Lane, Aliso Viejo, CA 92656. The Committee consists of Stockholders James T. Capretz, Robert D. Davis, George R. Eberting, James P. Hanson, and Danford L. Martin. Additional information is as follows:


--------------------------------------------------------------------------------
Name (Citizenship) Address               BUSINESS EXPERIENCE
--------------------------------------------------------------------------------

James T. Capretz (USA)                   James T. Capretz has been a member of
Capretz and Associates, 5000             the Louisiana State Bar since 1963, and
Birch St. West Tower Suite               the California State Bar since 1969.
2500 Newport Beach CA                    He has been the principal of the
92660                                    Newport Beach law firm of Capretz &
                                         Associates and earlier law firms he
                                         founded since 1970. He is listed in the
                                         Martindale-Hubbell Bar Registry of
                                         Preeminent Lawyers. He was the only
                                         attorney in private practice named in
                                         the initial publication of the top 50
                                         most influential business people in
                                         Orange County by the Orange County
                                         Business Journal.

                                         Mr. Capretz was the founder and
                                         Chairman of the Board of Western
                                         Interstate Bancorp, Inc., a financial
                                         service holding company based in
                                         Irvine, California, and Citizens Thrift
                                         and Loan, a California state charted
                                         thrift and loan company, until the two
                                         companies were sold in September, 1998
                                         to FirstPlus Financial Group, Inc.,
                                         whereupon Citizens Thrift and Loan
                                         became FirstPlus Bank. Mr. Capretz has
                                         had no relationships with FirstPlus or
                                         its subsidiaries subsequent to the
                                         sale.

                                         Mr. Capretz serves as Special Counsel
                                         in the national product liability class
                                         action entitled Bowling vs. Pfizer, et
                                         al. in federal district court in
                                         Cincinnati, Ohio and he holds a
                                         position of responsibility in federal
                                         class district lawsuits across the
                                         United States, since 1992. He is a
                                         Special Master for the State Bar of
                                         California and serves as a Judge Pro
                                         Tem for the Orange County Superior
                                         Court and as a member of the
                                         Arbitration Panel of the Orange County
                                         Superior Court, since 1990. He is a
                                         member of the National Association of
                                         Securities Dealers Inc., Board of
                                         Arbitrators, since 1999. He
                                         periodically writes and lectures on
                                         topics of legal interest. He holds a
                                         certificate of completion from the
                                         Harvard Law School Mediation Workshop
                                         for Lawyers. He was the founder of
                                         ProMediate, an alternative dispute
                                         resolution service, which was started
                                         in 1992 to resolve complex civil
                                         litigation matters.

                                         Mr. Capretz currently serves as a
                                         member of the St. Joseph Hospital
                                         Advisory Board and is a board member of
                                         the Holy Cross School in New Orleans,
                                         Louisiana. In the early 90's (1990 to
                                         1992) Mr. Capretz was a director of
                                         Taylor Woodrow Construction Co., a
                                         California state wholly owned
                                         subsidiary of Taylor Woodrow, a
                                         publicly-held London, England
                                         corporation and of Saffel & McAdams,
                                         Inc., a commercial and industrial
                                         construction company that was based in
                                         Irvine, California. He has served as
                                         chairman of the XXIII Olympic Support
                                         Committee of the Orange County Bar
                                         Association and as a member of the
                                         bar's Real Estate section. He has also
                                         been a member of the Board of Directors
                                         of the Industrial League of Orange
                                         County; the Foundation Boards of St.
                                         Joseph's Hospital, the University of
                                         California at Irvine and the Orange
                                         County-wide Leadership Awards Committee
                                         for high school seniors, a program
                                         sponsored by the Irvine Company. He has
                                         been a member of the Chancellor's Club
                                         at the University of California at
                                         Irvine and at the University of
                                         California at Santa Barbara.

--------------------------------------------------------------------------------
Robert D. Davis (USA)                    Robert D. Davis has been a Certified
809 Eastover Circle, Deland,             Public Accountant from 1977 until
FL  32724                                retirement in September, 1997.

                                         Mr. Davis entered the United States
                                         Navy in 1948 as an Apprentice Seaman.
                                         He retired from the Navy in 1969 as an
                                         officer. During his naval career he was
                                         primarily involved in intelligence,
                                         administration and personnel. He served
                                         several tours in the Pentagon in the
                                         Department of Defense, and in the
                                         Office of Naval Intelligence.

                                         In 1969, Mr. Davis attended the
                                         University of Georgia. In 1970, he
                                         graduated with a Bachelor of Science
                                         degree in Computers. He was in the top
                                         6% of his graduating class in the
                                         College of Business. In 1971, he
                                         received the Master of Accountancy
                                         degree from the University of Georgia.

                                         During the period 1972 through 1974,
                                         Mr. Davis was employed as an Assistant
                                         Professor of Accounting at Valdosta
                                         State University, and University of
                                         West Georgia.

                                         During the period 1975 - 1977, Mr.
                                         Davis was employed at South East
                                         Missouri State University as an
                                         Assistant Professor of Accounting.

                                         In 1977, Mr. Davis passed the Certified
                                         Public Accountant examination in
                                         Missouri and was awarded the CPA
                                         certificate. Later that year he moved
                                         to Florida where he was issued a
                                         license as a CPA.

                                         From 1977 to retirement in 1997, Mr.
                                         Davis was the principal of his own CPA
                                         firm.

                                         Mr. Davis has been a member of the
                                         DeLand area Lions Club and served
                                         various executive positions, including
                                         a term as President.
--------------------------------------------------------------------------------
George R. Eberting (USA)                 Mr. Eberting earned a B.A. in Business
732 Harvest Road, Bothell,               Administration from the University of
WA  98012                                Puget Sound, Washington, in 1959.

                                         In 1964, Mr. Eberting earned an M.B.A.
                                         from the University of Washington.

                                         Mr. Eberting served as Assistant
                                         Professor of Marketing and Business
                                         Statistics, Seattle University, from
                                         1967 to 1972.

                                         Mr. Eberting was Vice
                                         President/Director of the original Cake
                                         & Steak House, Inc. from 1972 to 1973.

                                         Mr. Eberting was President/Broker of
                                         Commercial property Development Inc.,
                                         from 1972 to 1981.

                                         Mr. Eberting served as
                                         President/Director of Eberting Foods,
                                         Inc., from 1981 to 1990.

                                         From 1990 through the present, Mr.
                                         Eberting has been an investor in real
                                         estate and owner/builder projects.

--------------------------------------------------------------------------------
James P. Hanson (USA)                    James P. Hanson is a Certified Public
22973 Sutro Street, Hayward,             Accountant with the specialty
CA  94541                                designation of Personal Financial
                                         Specialist. His public accounting
                                         practice, since 1975, is located in
                                         Hayward, California. The firm, James
                                         P. Hanson Accountancy Corp., provides
                                         tax and accounting services as well as
                                         estate, retirement and personal
                                         financial planning services. Mr.
                                         Hanson is a 1968 graduate of Fresno
                                         State University.

                                         Mr. Hanson is also a California Real
                                         Estate Licensee actively involved in
                                         mortgage financing and refinancing. Mr.
                                         Hanson is a Registered Investment
                                         Advisor (RIA) and has Series 22 and 63
                                         NASD Securities licenses.

                                         Mr. Hanson served on the Board of
                                         Directors of TriNet Employer Group, a
                                         San Leandro, California based human
                                         resource outsourcing firm, from 1990 to
                                         August, 2005.

                                         Mr. Hanson has served on the Board of
                                         Directors of the Hayward California
                                         Chamber of Commerce on and off for the
                                         past 25 years, and has just begun
                                         serving as a Director of the Hayward
                                         Rotary Club. Mr. Hanson has been
                                         serving as a Director of the Southern
                                         Alameda County Estate Planning Council
                                         since 1996.

                                         Mr. Hanson also serves on the Board of
                                         Directors of St Rose Hospital
                                         Foundation as the Treasurer.

--------------------------------------------------------------------------------
Danford L. Martin  (USA)                 Danford L. Martin spent 35 years in the
7 Egret Lane, Aliso Viejo,               computer field of 'IS' (Information
CA  92656                                Systems) from 1967 through 2002.  He
                                         worked as a consultant to several
                                         large corporations the last 10 years
                                         of that period. He was principal,
                                         Chief Financial Officer and Director
                                         of Millennium Information Services
                                         Inc., an 'IS' consulting firm in
                                         Southern California from 1997 to 2002.
                                         Mr. Martin retired from Millennium
                                         Information Services and closed his
                                         business in December, 2002.

                                         Mr. Martin has also been a licensed
                                         real estate broker in California since
                                         1975 and is currently owner and broker
                                         of the residential real estate firm
                                         Pacific Horizons. He has extensive
                                         knowledge of residential sales,
                                         property evaluations, home mortgages
                                         and loans.

                                         Mr. Martin served seven years in the
                                         US. Army, with special assignments to
                                         NATO - Greece, MAAG - Iran, and 5th
                                         Army Headquarters - Chicago.

                                         Mr. Martin has been an investor in
                                         FirstPlus Financial Group, Inc. since
                                         1997.
--------------------------------------------------------------------------------

         None of the Committee members listed above, during the last five years, have been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

         None of the Committee members listed above, during the last five years, were a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.  Source and Amount of Funds, or Other Consideration

         Each Committee member states that all purchases made with respect to current and/or prior acquisitions were made by each individual's own cash from personal funds (even when in a margin account, as the Company's shares have not been available to purchase on margin for many years) and that no funds were borrowed or specifically obtained for the purpose of acquiring or holding such securities.

4.  Purpose of Transaction

         Each Committee members states that all purchases were for investment purposes.

5.  Interest in Securities of the Issuer

         The transactions during the past 60 days shown below were open market orders by Brokerages on the Company which is listed in the Pink Sheets. All the Company shares bought and sold are the voting class of COMMON shares. Totals below show percent (rounded to one decimal point) of Common Class currently owned (beneficially and/or of record) by each person within the group knows as FPFX Shareholder Value Committee. Combined totals of the Group is 4,800,155 COMMON shares, equal to 10.6% of outstanding shares believed to be 45,340,090.

James T. Capretz - No transactions during last 60 days.

Robert D. Davis - No transactions during last 60 days.


George R. Eberting - Transactions during last 60 days, Open Market:
Date           Shares Bought  symbol  price/share     amt.
9/23/2005         5,000         FPFX    .23          $  1,150.00





James P. Hanson - Transactions during last 60 days, Open Market:
Date           Shares Bought  symbol  price/share     amt.
8/18/2005        10,000         FPFX    .16          $  1,600.00
9/23/2005         5,000         FPFX    .18          $    909.95

Danford L. Martin and Wife - Transactions during last 60 days, Open Market:

Date *         Shares Bought  symbol  price/share     amt.
6/28/2005          200         FPFX    .19          $  204.50
6/28/2005          500         FPFX    .17          $   85.00
6/29/2005        1,050         FPFX    .18          $  185.00
8/02/2005          500         FPFX    .23          $  120.00
8/04/2005        1,000         FPFX    .22          $  225.00
8/05/2005          500         FPFX    .30          $  155.00
9/29/2005        5,000         FPFX    .20          $1,010.00
9/30/2005        5,000         FPFX    .20          $1,010.00
10/03/2005      10,000         FPFX    .18          $1.820.00
10/03/2005       5,000         FPFX    .20          $1,010.00

* Trades are listed by settlement date.

Date *        Shares Sold     symbol  price/share     amt.
7/12/2005        5,000         FPFX    .16          $  789.96
7/29/2005        5,000         FPFX    .21          $1,039.95
7/29/2005        2,250         FPFX    .20          $  444.98
7/29/2005        2,000         FPFX    .20          $  394.98
8/01/2005        5,000         FPFX    .19          $  944.96
8/02/2005        5,000         FPFX    .20          $  989.95
8/02/2005        5,000         FPFX    .20          $  989.95
8/02/2005        5,000         FPFX    .20          $  989.95
8/02/2005        5,000         FPFX    .20          $  989.95
8/02/2005        5,000         FPFX    .21          $1,039.95
8/02/2005        5,000         FPFX    .21          $1,039.95
8/02/2005        5,000         FPFX    .21          $1,039.95
8/02/2005        5,000         FPFX    .21          $1,039.95
8/02/2005        5,000         FPFX    .21          $1,039.95
8/02/2005        5,000         FPFX    .21          $1,039.95
8/04/2005        5,000         FPFX    .21          $1,039.95
8/04/2005        5,000         FPFX    .21          $1,039.95
8/04/2005        5,000         FPFX    .21          $1,039.95
8/05/2005        5,000         FPFX    .27          $1,339.04
8/05/2005        3,000         FPFX    .23          $  689.97
8/05/2005        1,000         FPFX    .23          $  229.99
8/05/2005        1,000         FPFX    .23          $  219.99
8/08/2005        5,000         FPFX    .27          $1,339.94
8/08/2005        5,000         FPFX    .27          $1,339.94

8/08/2005        5,000         FPFX    .27          $1,339.94

* Trades are listed by settlement date.



6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

         Except as set forth in this Schedule 13D, none of the Committee Nominees nor members of the Committee, or any of their respective associates:
(i) directly or indirectly beneficially owns any Shares or any securities of the Company; (ii) has had any relationship with the Company in any capacity other than as a shareholder, or is or has been a party to any transactions, or series of similar transactions, at any time in the past, or (iii) knows of any transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of them or their respective affiliates had, or will have, a direct or indirect material interest.

         In addition, other than as set forth in this Schedule 13D and the Committee's Preliminary Proxy Statement, Schedule 14A filed July 28, 2005 (and any amendments thereof), there are no contracts, arrangements or understandings entered into by the Committee, or any of their respective associates within the past year with any person (within or without the Committee) with respect to any of the Company's securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. In addition, other than as set forth in this Schedule 13D and the Committee's Preliminary Proxy Statement, Schedule 14A filed July 28, 2005 (and any amendments thereof), none of the Committee Nominees nor members of the Committee, or any of their respective associates has been engaged in contracts, negotiations or transactions with the Company or its affiliates concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets; or has had any other transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the Commission.

         Except as set forth in this Schedule 13D, none of the members of the Committee, or any of their respective associates, has entered into any agreement or understanding with any person with respect to (i) any future employment by the Company or its affiliates or (ii) any future transactions to which the Company or any of its affiliates will or may be a party.

7.  Material to Be Filed as Exhibits

         There are no exhibits to file.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 06, 2005                         October 06, 2006
---------------------                   --------------------
Date                                    Date

/s/  James T. Capretz                   /s/  Robert D. Davis
---------------------                   --------------------
Signature                               Signature

JAMES T. CAPRETZ                        ROBERT D. DAVIS
---------------------                   --------------------
Name/Title                              Name/Title


October 06, 2005                        October 06, 2005
---------------------                   ---------------------
Date                                    Date

/s/  George R. Eberting                 /s/  James P. Hanson
---------------------                   ---------------------
Signature                               Signature

GEORGE R. EBERTING                      JAMES P. HANSON
---------------------                   ---------------------
Name/Title                              Name/Title

October 06, 2005
--------------------
Date

/s/  Danford L. Martin
--------------------
Signature

DANFORD L. MARTIN
--------------------
Name/Title